EXHIBIT 99.20

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2018 (the “Form 40-F”), I, Felipe Machado de Araújo, Registered Member of the Chilean Mining Commission, hereby consent to the use of my name in connection with the mineral resource estimate for the Chapada Mine as at December 31, 2018 (the “Estimate”) and to any summary or extract of the Estimate (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form F-3D (File No. 333-217016), Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-224029).

By: /s/ Felipe Machado de Araújo
Name: Felipe Machado de Araújo
Title:   Registered Member of the Chilean Mining Commission

March 28, 2019